EXHIBIT 99.1

HEXO Corp’s Agnes Kwasniewska named Master Grower of the Year

Canada’s first female Master Grower recognized at the inaugural Grow Up Awards

GATINEAU, Quebec, Sept. 16, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) is thrilled to announce that its very own Master Grower, Agnes Kwasniewska, was named the first ever Master Grower of the Year at the Grow Up Conference and Expo Awards.

The award recognizes professional cannabis growers whose dedication to their craft consistently produces top quality crops for the marketplace. The nominees are growers that set the bar for others to match. Agnes was voted Master Grower of the Year, out of 10 nominees, from licenced producers across the country. She received her award at the first annual Grow Up Awards Gala held on September 12, 2019 in Niagara Falls, Ontario.

“I am honored to receive this award,” said Agnes Kwasniewska, HEXO’s Master Grower, who was in attendance to accept the award. “This is great recognition for the entire cultivation team and HEXO’s focus on consistent, high-quality products.”

“Here at HEXO we all know that Agnes is an exceptional role model and grower and has been instrumental in our success,” said Sebastien St-Louis, HEXO’s CEO and co-founder. “We are extremely proud to see her great work recognized by her peers in the cannabis industry.”

Grow Up’s Master Grower of the Year is Agnes’ second major recognition from the cannabis industry. She was previously named to BotaniQ’s Power 10 of the Canadian Cannabis Industry list for best cultivator.

Agnes brings a decade of experience in plant science and horticulture to her role as HEXO’s Master Grower. Prior to joining HEXO, Agnes was a former researcher at Agriculture and Agri-Food Canada, worked as an assistant researcher and field monitor at PRISME Consortium, and was assistant grower at Flora Plus Inc., where she oversaw propagation, environmental systems, integrated pest management and R&D. She holds a Master of Science degree from McGill University, and has authored specialized research on integrated pest control.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Photos accompanying this announcement are available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/c9a974f7-0188-4697-b7e5-057315aa2f6a
https://www.globenewswire.com/NewsRoom/AttachmentNg/82dc0640-d1d3-4a27-a310-c037fbc83ea8